Exhibit 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a Significant Contract Win of Its Proprietary ProfiBus Distributed Control System for 1GW Ultra-Supercritical Thermal Power Plant

Beijing, China – July 10, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to provide its proprietary Distributed Control System (“DCS”) combined process fieldbus communication technology (“ProfiBus”) for 2×1GW ultra-supercritical thermal power generating units in Fujian Hongshan Thermal Power Plant (Hongshan Power Plant).

ProfiBus is an universal, open fieldbus which links controllers or control systems with decentralized field devices like sensors and actuators on the field level and enables consistent data exchange with higher ranking communication systems. The consistency of ProfiBus is enabled by utilizing a single, standardized, application-independent communication protocol which supports fieldbus solutions both in factory and process automation. ProfiBus permits the fast communication with intelligent and distributed devices and brings enormous savings resulting from the reduction in cabling and input/output hardware, and can transmit significantly greater amount of information which implies significant cost advantages for plant operation and maintenance.

In this project, Hollysys’ DCS will control more than 13,000 points and the ProfiBus will control over 3,600 distributed devices for the two GW level generating units, which will be the largest ProfiBus application in GW level thermal power plant in China. This also marks another milestone for Hollysys in the GW level thermal power plant industry adopting ProfiBus technology together with its high-end DCS.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: “We are very proud of the contract win to apply our proprietary ProfiBus DCS to the largest scale of thermal power generating units in China, which evidenced our leading technology and capability. Since the end of last year, we restructured our marketing sales force and organized industry professional teams to further penetrate the high-end segments of industrial automation market, and we have gradually seen the fruitful results. Going into the future, we will continue to capture our fair share in the high-end market and intensify our sales efforts in the low to mid-end market to further enhance our market position, and create value for our shareholders.”

Hollysys Automation Technologies, Ltd.	Page 2
July 10, 2013

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com